UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 001 - 15004
CUSIP NUMBER 500748AA6

(Check One):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR
☐ Form N-CSR

For Period Ended: December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

KOWLOON-CANTON RAILWAY CORPORATION

Full Name of Registrant

N/A

Former Name if Applicable

KCRC HOUSE, 9 LOK KING STREET, FO TAN

Address of Principal Executive Office (Street and Number)

SHATIN, NEW TERRITORIES, HONG KONG

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In conjunction with the filing of its Form 20-F in June 2005 for the fiscal year ended December 31, 2004, Kowloon-Canton Railway Corporation (the “Corporation”, “we” or “us”) received comment letters from the Staff of the Division of Corporation Finance of the Securities Exchange Commission (“SEC”) regarding, among other things, the lease terms of our land leases. Subsequent to various exchanges between the Staff of the Division of Corporation Finance and us justifying our position in relation to the comments raised, we are working on revisions to our financial statements in response to such comments. As a result of the changes, our net income and operating profits after depreciation will be reduced due to higher depreciation charges incurred pursuant to the shortened depreciable periods of our tunnels, bridges and roads. Due to the timing of the comments received from the SEC and the process within the Corporation for reviewing the proposed changes to the financial statements filed with the SEC, we have not yet finalized the amended financial statements. Consequently, we will be filing our Form 20-F for the fiscal year ended December 31, 2005 after the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

MARLINA CHING	(852)	9266-1600
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

    ☒  Yes    ☐  No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

    ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is expected that our results of operations for the fiscal year ended December 31, 2005 will reflect a decline in our operating profit before interest and finance income/expenses (before tax) from the 2004 fiscal year, mainly due to the increase in our operating costs and depreciation resulting from the full year operation of the Tsim Sha Tsui Extension and the Ma On Shan Rail. We are currently in the process of having the figures reviewed by our external auditors and therefore are not able to provide a quantitative estimate at this time. Further details on the matters described in this summary description will be available in the Form 20-F for the fiscal year ended December 31, 2005 to be filed.

KOWLOON-CANTON RAILWAY CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 30, 2006	By:	/s/ Jeffrey Cheung
	Name:	JEFFREY CHEUNG
	Title:	DIRECTOR-FINANCE (ACTING)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).